Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 Tel 415.393.8200 gibsondunn.com

March 22, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory and Alan Campbell

Re:	XOMA Corporation

Registration Statement on Form S-3 filed on March 8, 2024 (File No. 333-277794) and Registration Statement on Form S-4 filed on March 8, 2024 (File No. 333-277812)

Ladies and Gentlemen:

On behalf of XOMA Corporation (the “Company” or “XOMA”), this letter responds to the comment of the staff of the U.S. Securities and Exchange Commission – Division of Corporation Finance (the “Staff”) contained in your letters, each dated March 13, 2024 (the “Comment Letters”), regarding the above-referenced Registration Statement on Form S-3 (File No. 333-277794) and Registration Statement on Form S-4 (File No. 333-277812). The Staff’s comments, which are identical in both Comment Letters, are set forth below, followed by the Company’s response. The Company’s responses are set forth in ordinary type below the Staff’s comments, which are set forth in bold type.

1.

We note your disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2023 that you do not intend to become regulated as an investment company under the Investment Company Act of 1940 and you do not believe you are an “investment company” under applicable SEC rules. Please provide a detailed legal analysis as to why you should not be considered an “investment company” under the Investment Company Act of 1940.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that XOMA is not an investment company, as such term is defined under section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”), because XOMA is primarily engaged in the business of being a biotech royalty aggregator and is not engaged in, nor holds itself out as being engaged in, and does not propose to engage in, the business of investing, reinvesting or trading in securities.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

March 22, 2024

Moreover, XOMA is not an investment company under the definition of an investment company provided in section 3(a)(1)(C) of the 1940 Act, because, on an unconsolidated basis, less than 40% of XOMA’s assets consist of “investment securities,” as such term is defined in section 3(a)(1)(C)(2) of the 1940 Act. Key to this analysis is the fact that the largest asset on XOMA’s unconsolidated balance sheet, by far, is its ownership interest in XOMA (US) LLC (“XOMA US”). XOMA has concluded that XOMA US is a majority-owned subsidiary of XOMA, as such term is defined in section 3(a)(1)(C)(2) of the 1940 Act, for the following reasons:

•	XOMA US is a 100% wholly owned subsidiary of XOMA; and

•

XOMA US is not an investment company or relying on the exclusions from the definition of an investment company provided in sections 3(c)(1) or 3(c)(7) of the 1940 Act in reliance on Section 3(c)(5)(A) of the 1940 Act, as interpreted by the Staff in Royalty Pharma, SEC No-Action Letter (Aug. 13, 2010) (the “Royalty Pharma No-Action Letter”).

In accordance with the conditions set forth in the Royalty Pharma No-Action Letter: (i) XOMA US is primarily engaged in the business of purchasing royalty interests obligating others to XOMA US royalties on the sale of pharmaceutical products, (ii) more than 55% of the value of XOMA US’s assets consists of royalty interests (as set forth in the Royalty Pharma No-Action Letter) that entitle XOMA US to collect royalty receivables that are directly based on the sale price of specific biopharmaceutical products that use intellectual property covered by specific license agreements, and (iii) XOMA US has not issued, and does not now issue or propose to issue, redeemable securities, face amount securities of the installment type or periodic payment plan certificates. Based on that analysis, XOMA has concluded that its ownership interest in XOMA US may be treated as an ownership interest in a majority owned subsidiary (or a “good asset”) for purposes of applying the 40% test set forth in section 3(a)(1)(C) of the 1940 Act.

Accordingly, we believe that Xoma is not currently an “investment company” within the meaning of the 1940 Act. Further, XOMA monitors its continuing compliance with definitional provisions of the 1940 Act on a quarterly basis and does not propose to engage in a business that would cause it to become an investment company under those provisions.

***

U.S. Securities and Exchange Commission

March 22, 2024

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden C. Berns at (415) 393-4631.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Brian Lane, Gibson, Dunn & Crutcher LLP

Branden Berns, Gibson, Dunn & Crutcher LLP

Owen Hughes, XOMA Corporation

Thomas Burns, XOMA Corporation

Christopher Baldwin, XOMA Corporation

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